Exhibit 99.1

FOR IMMEDIATE RELEASE

3SBIO INC. ANNOUNCES RESULTS OF 2012 ANNUAL GENERAL MEETING

SHENYANG, China, October 13, 2012-- 3SBio Inc. (Nasdaq: SSRX) ("3SBio" or "Company"), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced the results of shareholder votes at its Annual General Meeting of shareholders held on October 10, 2012.

At the meeting, the Company's shareholders re-elected Mr. Moujia Qi, Ms. Dongmei Su and Mr. Tianruo Pu to serve as members of the Board of Directors, until the expiration of their term.

The Company's shareholders also ratified the appointment of Ernst & Young Hua Ming to serve as the Company's independent auditor for the fiscal year ending December 31, 2012.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 700 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information

Investor Contacts

Bo Tan	Tom Folinsbee
Chief Financial Officer	Director of Investor Relations
3SBio Inc.	3SBio Inc.
Tel: + 86 24 2581-1820	Tel: + 852 8191-6991
ir@3SBio.com	ir@3SBio.com

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